Exhibit 99.1

FOR IMMEDIATE RELEASE

Giant Interactive Announces New Share Repurchase Program

SHANGHAI, PRC — September 26, 2011 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “Company”), a leading Chinese online game developer and operator, today announced that its board of directors has approved a new share repurchase plan.  Under this plan, Giant is authorized to repurchase up to US$50 million of its American Depositary Shares, or ADSs, over the next twelve months, from time to time, in open-market purchases on the NYSE Euronext at prevailing market prices, in trades pursuant to a Rule 10b5-1 repurchase plan, or otherwise, in accordance with applicable federal securities laws, including the anti-manipulation provisions of Rule 10b-18, promulgated under the U.S. Securities Exchange Act of 1934, as amended.  The timing and extent of any purchases will depend upon market conditions, the trading price of Giant’s ADSs and other factors, including customary restrictions on share repurchases.  The repurchase program does not obligate Giant to make repurchases at any specific time or situation.

Mr. Yuzhu Shi, Giant’s chairman and chief executive officer said, “Given the impressive growth of our new ZT Online 2 game, our stable game portfolio, exciting game pipeline, and continuous opportunities in the Chinese online game industry, we believe current share price levels do not fully reflect our recent performance and future growth prospects.  We have always been committed to creating value for our shareholders by returning capital in the form of dividends, such as our recent US$3 per ADS special cash dividend that we paid on September 9, 2011, and through implementing share repurchase programs from time to time if they are in the best interest of our shareholders.  We believe these actions reflect our sound financial position, and will enhance shareholders' return and as we aim to increase the value of our Company.”

About Giant

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China, and focuses on massively multiplayer online role playing games.  Currently, Giant operates multiple games, including ZT Online, ZT Online Green Edition, ZT Online 2, Giant Online, XT Online, and The Golden Land. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games.  For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

FOR IMMEDIATE RELEASE

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and include statements regarding the implementation of the share repurchase plan in part or at all, the expected term of the share repurchase program, whether Giant’s stock price is currently undervalued, whether the share repurchase program would be in the best interest of the shareholders of the Company, enhancing shareholders’ returns and increasing the value of the Company. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.  Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements.  Further information regarding risks and uncertainties that could cause our actual results to differ from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our annual report on Form 20-F.

Contacts:

Investor Contact (China):	Investor Relations (US):
Rich Chiang, IR Manager	Kelly Gawlik, Director
Giant Interactive Group, Inc.	Taylor Rafferty
+86 21 3397 9959	+1 (212) 889 4350
ir@ztgame.com	giantinteractive@taylor-rafferty.com

Investor Relations (HK):	Media Contact (US):
Mahmoud Siddig, Managing Director	Marc Raybin
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 (212) 889 4350
giantinteractive@taylor-rafferty.com	giantinteractive@taylor-rafferty.com